

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Paul H. McDowell
President and Chief Executive Officer
Orion Office REIT Inc.
2325 E. Camelback Road, Suite 850
Phoenix, AZ 85016

Re: Orion Office REIT Inc.
     Registration Statement on Form S-3
     Filed November 2, 2022
     File No. 333-268121

Dear Paul H. McDowell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Samuel M. Kardon, Esq.